

Mail Stop 4720

December 6, 2016

Gavin A. Beske
Senior Vice President and
General Counsel
FBR & Co.
1300 North Seventeenth Street
Arlington, VA 22209

> **Re: FBR & Co.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2016**
> **File No. 333-214564**

Dear Mr. Beske:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Capital Stock, page 7

Preferred Stock and Depositary Shares, page 7

1.   Please describe the general nature of the material terms that may be contained in the depositary shares, as required by Item 202(f) of Regulation S-K and Item 9 of Form S-3.

Description of Debt Securities, page 10

2.   Please describe all of the material terms of the debt securities, as required by Item 202(b) of Regulation S-K and Item 9 of Form S-3. For example, please disclose what constitutes an event of default as required by Item 202(b)(6) of Regulation S-K.

Exhibit 5.2 – Opinion of Wachtell, Lipton, Rosen & Katz

3.   Please have counsel expand opinion (1) to also opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Staff Attorney
Office of Financial Services

cc: Nicholas G. Demmo, Esq.